                                                                    EXHIBIT 99.1



--------------------------------------------------------------------------------

                          [GREAT LAKES POWER INC. LOGO]

                        THIRD QUARTER 2002 INTERIM REPORT

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

--------------------------------------------------------------------------------

           INTERIM REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

o    HIGHLIGHTS YEAR TO DATE

                                              FOR THE THREE MONTHS       FOR THE NINE MONTHS
                                               ENDED SEPTEMBER 30         ENDED SEPTEMBER 30
                                              --------------------       -------------------
                                               2002          2001         2002         2001
                                              ------        ------       ------       ------
Net income (Cdn$ millions)                    $ 42.8        $ 37.9       $138.0       $106.1
Net income per share - diluted (Cdn$)         $ 0.34        $ 0.30       $ 1.09       $ 0.84
Power delivered (gigawatt hours)               1,362           837        4,450        2,804


o    FINANCIAL RESULTS

Great Lakes recorded net income of $138.0 million for the nine months ended September 30, 2002, an increase of 30% from $106.1 million in the first nine months of 2001. Net income per share for the first nine months of 2002 was $1.09, an increase of 30% from $0.84 in the same period last year.

The company's net income for the three months ended September 30, 2002 increased 13% to $42.8 million from $37.9 million in the same quarter of 2001. Net income per share for the first three months of 2002 was $0.34, an increase of 13% from last year.

The strength of the company's performance in the first nine months of 2002 reflects its strategy to build long-term sustainable cash flow by investing in high-quality assets at attractive values, by actively working to increase returns on capital invested in these assets and by continually pursuing opportunities for future growth.

o    STRATEGIC INITIATIVES

On September 4, 2002, Great Lakes agreed with Duke Energy to acquire its 50% interest in the Lake Superior Power co-generation plant in Sault Ste. Marie, Ontario. The consideration to acquire this additional interest is $65 million, comprised of approximately $30 million in cash and the assumption of $35 million of debt. Lake Superior Power is a 110 megawatt ("MW") natural gas-fired co-generation facility, operated in conjunction with Great Lakes' 16 hydroelectric power stations in northern Ontario. All of its electricity production is sold to Ontario Electricity Finance Corporation under long-term contracts. The transaction is expected to close by the end of October.

This acquisition furthers the company's strategy of investing in high-quality, low-cost generating assets that provide sustainable and growing cash flows. During 2002 to date, Great Lakes also acquired interests in three additional power generating operations, which include 16 hydroelectric generating stations with a combined capacity of 645 MW:

     MISSISSAGI POWER, ONTARIO - In May, Great Lakes acquired four hydroelectric generating stations in northern Ontario from Ontario Power Generation Inc. ("OPG") for $340 million. These stations, located on the Mississagi River east of Sault Ste. Marie, have a combined generating capacity of 488 MW and are being operated in conjunction with the company's other 12 hydroelectric stations in this area.

     MAINE POWER - In February, Great Lakes entered the energy sector in the northeastern United States with the acquisition of an integrated power generating and distributing system in northern Maine from Great Northern Paper Inc. for US$156.5 million. This system, located on the main and west

--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                         1
     branches of the Penobscot River, includes six hydroelectric generating stations with a combined generating capacity of 126 MW as well as an interconnection with the New England Power Pool.

     NEW HAMPSHIRE POWER - In May, Great Lakes expanded its presence in the north-eastern United States with the acquisition of six hydroelectric generating stations in northern New Hampshire from a local forest products company for US$32 million. These stations, located on the Androscoggin River in northern New Hampshire, are being operated in conjunction with the company's Maine Power stations.

These three acquisitions increased the company's aggregate generating capacity by over 60% to 1,636 MW.

o    ASSETS UNDER DEVELOPMENT

The following projects were advanced on schedule and upon completion are expected to contribute to the company's financial results commencing in 2003:

     HIGH FALLS, ONTARIO - Construction is nearing completion on the 45 MW, High Falls hydroelectric generating station on the Michipicoten River in northern Ontario. This $75 million redevelopment project is expected to be completed in the fourth quarter of 2002. The High Falls project will enhance the company's on-peak capabilities in Ontario and increase the efficiency of its power generating operations in northern Ontario.

     PINGSTON CREEK, BRITISH COLUMBIA - Construction is also nearing completion on the 30 MW Pingston Creek hydroelectric generating station near Revelstoke, B.C. Developed in a 50/50 joint venture with Canadian Hydro Developers Inc., this project is expected to be completed in early 2003. In August, the partners signed a 20-year contract to sell its power to BC Hydro. This project will increase Great Lakes' generating capacity in British Columbia and will further enhance the company's geographic diversification.

     BRASCAN ENERGETICA, BRAZIL - Development work continues on five new hydroelectric generating stations in southern Brazil. Construction is under way on three of these stations: the 30 MW Passo do Meio project in the State of Rio Grande do Sul and the 16 MW Pedrinho and 15 MW Salto Natal projects in the State of Parana.

o    OTHER INITIATIVES

Following the opening of the electricity market in the Province of Ontario to competition in May 2002, the company's power purchase agreement with OPG terminated and a number of other changes were made in response to the new regulatory environment. The company's northern Ontario power operations have been restructured into two separate businesses: a power generation unit, and a regulated power transmission and distribution unit. The company continues to be a distributor of power in its historical service area in the Algoma District, and sells electricity to the Public Utility Commission of Sault Ste. Marie and St. Marys Paper under power sales agreements.

o    OPERATING RESULTS

Electricity generation in the first nine months of 2002 increased by 59% to 4,450 gigawatt hours ("GWh") compared to 2,804 GWh in the same period last year, mainly due to the acquisition of power operations in northern Ontario, Maine and New Hampshire. Correspondingly, net power revenue for the first nine months increased to $248.1 million in 2002 from $169.4 million in 2001.

--------------------------------------------------------------------------------
 2                                             THIRD QUARTER 2002 INTERIM REPORT

Operating and maintenance costs for the first nine months of 2002 increased by $15.8 million to $42.7 million, and depreciation increased by $10.5 million to $30.7 million with the acquisition of new operations in Ontario, Maine and New Hampshire.

Revenue from investments and other income, which consists of dividends from the company's investments and securities portfolios, interest on loans receivable and other fee income, was $69.7 million for the first nine months of 2002, down from $79.3 million in 2001 due to lower average interest rates and balances.

Electricity generation for the three months ended September 30, 2002 increased by 61% to 1,362 GWh compared to 837 GWh last year. As a result, net power revenue for the third quarter increased by $24.8 million to $86.5 million, and total revenue increased to $107.5 million. Expenses for the quarter increased by $15.1 million to $64.7 million, due mainly to higher operating and depreciation costs.

Power delivered and net power revenue by operating segment for the year to date compared to the same periods in 2001 are shown below:

                            FOR THE THREE MONTHS         FOR THE NINE MONTHS
                             ENDED SEPTEMBER 30          ENDED SEPTEMBER 30
                            --------------------        --------------------
                             2002          2001           2002         2001
                            ------        ------         ------       ------
POWER DELIVERED
(gigawatt hours)

North-East
   Canada                      990           687          3,295        2,266
   United States               207            --            385           --
Other Power Operations         165           150            770          538
                            ------        ------         ------       ------
Total                        1,362           837          4,450        2,804
                            ======        ======         ======       ======

POWER REVENUE
($ millions)

North-East
   Canada                   $ 81.9        $ 75.1        $ 215.2      $ 193.3
   United States              10.2            --           21.5           --
Other Power Operations        (5.6)          0.7           25.5         19.8
                              86.5          75.8          262.2        213.1
                            ------        ------         ------       ------
Power Purchases (1)             --          14.1           14.1         43.7
                            ------        ------         ------       ------
Net Power Revenue           $ 86.5        $ 61.7        $ 248.1      $ 169.4
                            ======        ======         ======       ======

(1) Great Lakes had an obligation to serve all customers in its service area in northern Ontario up to May 1, 2002, the date of the market opening. Power purchases were from OPG and were used to serve demand beyond the company's own production. After May 1, 2002, this requirement ceased and, as a result, the corresponding power purchases are no longer necessary.

o    OUTLOOK

With the acquisition of power facilities in Ontario, Maine and New Hampshire, Great Lakes is well positioned to increase power generation levels in 2002 compared to prior years. Great Lakes is aggressively seeking to increase returns by optimizing the use of its facilities and as new development projects and acquisitions are brought on stream.

/s/ Edward C. Kress
-----------------------
Edward C. Kress
Chairman
October 22, 2002

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GREAT LAKES POWER INC.                                                         3

o    CONSOLIDATED FINANCIAL STATEMENTS

                           CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

(unaudited)                                  SEPTEMBER 30     December 31
Cdn$ millions                                    2002            2001
                                             ------------     -----------
ASSETS
   Cash and cash equivalents                   $   38.7         $   10.3
   Accounts receivable and other                  185.5            425.0
   Corporate investments and securities         1,170.3          1,227.1
   Property, plant and equipment                2,035.0          1,267.6
                                               --------         --------
                                               $3,429.5         $2,930.0
                                               ========         ========


LIABILITIES
   Accounts and other payables                 $  133.1         $   91.9
   Mortgage bonds                                 869.5            555.6
   Term debentures                                592.5            596.2

FUTURE INCOME TAX LIABILITY                       114.3            116.4

MINORITY INTERESTS                                343.3            271.3

SHAREHOLDERS' EQUITY (Note 2)                   1,376.8          1,298.6
                                               --------         --------
                                               $3,429.5         $2,930.0
                                               ========         ========


Note: This Interim Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

--------------------------------------------------------------------------------
 4                                             THIRD QUARTER 2002 INTERIM REPORT

                        CONSOLIDATED STATEMENT OF INCOME
--------------------------------------------------------------------------------

                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                                  SEPTEMBER 30                SEPTEMBER 30
(unaudited)                                  --------------------        ----------------------
Cdn$ millions, except per share amounts       2002          2001          2002            2001
                                             ------        ------        ------          ------
REVENUE
   Power revenue                             $ 86.5        $ 75.8        $262.2          $213.1
   Power purchases                               --          14.1          14.1            43.7
                                             ------        ------        ------          ------
   Net power revenue                           86.5          61.7         248.1           169.4
   Investment and other income                 21.0          25.8          69.7            79.3
                                             ------        ------        ------          ------
                                              107.5          87.5         317.8           248.7
                                             ------        ------        ------          ------
EXPENSES
   Interest                                    24.1          20.0          64.0            61.9
   Operating and maintenance                   15.1           9.8          42.7            26.9
   Fuel purchases                               3.8           6.9          11.7            18.0
   Depreciation                                10.1           6.7          30.7            20.2
   Minority interests                           8.2           3.1          17.8             8.6
   Income and other taxes                       3.4           3.1          12.9             7.0
                                             ------        ------        ------          ------
                                               64.7          49.6         179.8           142.6
                                             ------        ------        ------          ------
NET INCOME                                   $ 42.8        $ 37.9        $138.0          $106.1
                                             ======        ======        ======          ======
FULLY DILUTED NET INCOME PER
COMMON SHARE                                 $ 0.34        $ 0.30        $ 1.09          $ 0.84
                                             ======        ======        ======          ======





                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
--------------------------------------------------------------------------------

                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                                  SEPTEMBER 30                SEPTEMBER 30
(unaudited)                                  --------------------        ----------------------
Cdn$ millions                                 2002          2001          2002            2001
                                             ------        ------        ------          ------
RETAINED EARNINGS
   Balance, beginning of period              $503.1        $424.9        $447.7          $397.8
   Net income                                  42.8          37.9         138.0           106.1
   Convertible debenture interest              (3.7)         (3.6)        (11.1)          (12.3)
   Common share dividends                     (16.3)        (16.3)        (48.7)          (48.7)
                                             ------        ------        ------          ------
   Balance, end of period                    $525.9        $442.9        $525.9          $442.9
                                             ======        ======        ======          ======

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GREAT LAKES POWER INC.                                                         5

                      CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                                  SEPTEMBER 30                SEPTEMBER 30
(unaudited)                                  --------------------        ----------------------
Cdn$ millions                                 2002          2001          2002            2001
                                             ------        ------        ------          ------
CASH PROVIDED FROM OPERATIONS (Note 3)       $ 53.8        $ 40.0        $165.7          $102.9
Net change in non-cash working capital          4.9          (1.0)         (3.8)           (2.4)
                                             ------        ------        ------          ------
CASH PROVIDED BY OPERATING ACTIVITIES          58.6          39.0         161.9           100.5
                                             ------        ------        ------          ------

FINANCING AND SHAREHOLDER DISTRIBUTIONS
   Borrowings                                  10.7           1.8         334.8            72.8
   Debt repayments                             (7.6)         (2.2)        (20.8)           (6.2)
   Convertible debenture interest              (3.7)         (3.6)        (11.1)          (12.3)
   Common share dividends                     (16.3)        (16.3)        (48.7)          (48.7)
                                             ------        ------        ------          ------
                                              (16.9)        (20.3)        254.2             5.6
                                             ------        ------        ------          ------

INVESTING
   Sale of securities                          50.0           1.2          57.7           (40.3)
   Loans and other receivables                (79.5)         11.2         311.3            58.4
   Property, plant and equipment               (6.3)        (26.6)       (756.6)         (123.5)
                                             ------        ------        ------          ------
                                              (35.8)        (14.2)       (387.6)         (105.4)
                                             ------        ------        ------          ------

CASH AND CASH EQUIVALENTS
   Increase                                     5.9           4.5          28.4             0.7
   Balance, beginning of period                32.8          14.9          10.3            18.7
                                             ------        ------        ------          ------
   Balance, end of period                    $ 38.7        $ 19.4        $ 38.7          $ 19.4
                                             ======        ======        ======          ======

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6                                              THIRD QUARTER 2002 INTERIM REPORT

o    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements include the accounts of the company consolidated with the accounts of all its subsidiaries. Reference is made to the company's most recently issued Annual Financial Report, which included information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that report. The company's accounting policies and methods of their application are consistent with those of the most recent annual financial statements, except as may be described elsewhere in these financial statements.

The quarterly financial statements are unaudited. Financial information in this Interim Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles.

The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

The company is incorporated under the laws of Ontario and develops, owns and operates hydroelectric and other power generating facilities principally in Canada. The company also conducts investment activities, which include the receipt of interest and dividends on the company's financial assets as well as gains realized on investment transactions.

2.   SHAREHOLDERS' EQUITY

The company is authorized to issue an unlimited amount of common shares, of which the following were issued and outstanding:

                                                   SEPTEMBER 30    December 31
Cdn$ millions                                          2002           2001
                                                   ------------   -----------
101,383,135 (2001 - 101,383,135) Common shares      $  603.2        $  603.2
Retained earnings                                      525.9           447.7
                                                    --------        --------
                                                     1,129.1         1,050.9
Subordinated convertible debentures                    247.7           247.7
                                                    --------        --------
                                                    $1,376.8        $1,298.6
                                                    ========        ========

The subordinated convertible debentures mature September 30, 2013, bear interest at the prime rate subject to a minimum of 6% and a maximum of 8%.

3.   CASH PROVIDED FROM OPERATIONS

                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                                  SEPTEMBER 30                SEPTEMBER 30
                                             --------------------        ----------------------
Cdn$ millions                                 2002          2001          2002            2001
                                             ------        ------        ------          ------
Net income                                   $ 42.8        $ 37.9        $138.0          $106.1
   Add non-cash items:
   Depreciation                                10.1           6.7          30.7            20.2
   Hydrological provisions                       --          (6.8)           --            (6.8)
   Equity (income) loss and other               0.9           2.2          (3.0)          (16.6)
                                             ------        ------        ------          ------
                                             $ 53.8        $ 40.0        $165.7          $102.9
                                             ======        ======        ======          ======

4.   COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform with the 2002 presentation.

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GREAT LAKES POWER INC.                                                         7

o    PROFILE

Great Lakes Power Inc. generates, transmits and distributes electricity in Ontario and Quebec, and has ownership and operating interests in other power generating facilities and developments in Canada, the United States and Brazil. Its production base currently includes 38 generating stations with an installed generating capacity of 1,636 megawatts.

Great Lakes is a wholly-owned subsidiary of Brascan Corporation (TSX: BNN.A,
NYSE: BNN). Brascan conducts its power operations under the business name "Brascan Power".

                                 PRODUCTION BASE
--------------------------------------------------------------------------------

                                                          Generating    Generating     Installed
Operations                                 Ownership       Stations        Units        Capacity
----------                                 ---------      ----------    ----------    ------------
                                                                                       (megawatts)
North-East - Canada
   Great Lakes Power Limited (1)              100%            12             22             331
   Mississagi Power (1)                       100%             4              8             488
   Valerie Falls Power (1)                     65%             1              2              10
   Lievre River Power (1)                     100%             3             10             238
   Lake Superior Power (2)                    100% (3)         1              3             110
   Pontiac Power (1)                          100%             2              7              28
                                              ----            --            ---           -----
                                                              23             52           1,205
North-East - United States
   Maine Power (1)                            100%             6             31             126
   New Hampshire Power (1)                    100%             6             21              31
                                              ----            --            ---           -----
                                                              12             52             157
Other Power Operations
   Louisiana Hydroelectric Power (1)           75% (4)         1              8             192
   Powell River Energy (1)                     50%             2              7              82
                                              ----            --            ---           -----
                                                               3             15             274
                                                              --            ---           -----
TOTAL                                                         38            119           1,636
                                                              ==            ===           =====

(1)  Hydroelectric generating facilities

(2)  Natural gas-fired cogeneration plant

(3)  Increase from 50% to 100% to be completed in fourth quarter

(4)  Residual interest

o    HEAD OFFICE

GREAT LAKES POWER INC.
Suite 4400, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario
M5J 2T3

Telephone:  416-363-9491
Facsimile:  416-363-2856

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 8                                             THIRD QUARTER 2002 INTERIM REPORT